Contact

kenyong06@gmail.com

www.linkedin.com/in/ken-yong-cpa
(LinkedIn)
sierratestinglaboratories.com
(Other)
www.flc.losrios.edu/ (Other)

Top Skills

Microsoft Excel

Financial Statement Analysis

Client Services

Certifications

BMC [Bloomberg Market Concepts]
Certification

MySQL Bootcamp | Certificate

Designing Tokenomics 101

Financial Planning & Analysis:
Building a Company's Budget |
Certificate

Honors-Awards

Enactus | Service Leadership Award

UCSB | Dean's Honors

NSLS | National Engaged Leader
Award

Enactus | West Coast Regional
Champion

Ken Yong, CPA

Finance Director
Los Angeles Metropolitan Area

Summary

A long-time crypto fanboy, I have direct experience in senior
leadership roles working in both early and growth-stage crypto
startups with expertise in the fields of:

> Operations & Process Enhancement
> Custody & Wallet Management
> Trading & Settlement
> Liquidity Management
> Finance & Accounting
> Governance & Compliance
> Risk Management
> FinOps & Financial Infrastructure
> Integrated Financial Services
> Project Management

As a transplant from Traditional Finance ("TradFi"), I have my roots
in Asset Management within the fields of alternative investments
& multi-asset strategies having worked for State Street & Franklin
Templeton in roles comprising:

> Institutional Client Service
> Fund Accounting
> Operations
> Trade Monitoring
> Investment Compliance

Throughout my professional career I've attained numerous licenses
& certifications including:

> Certified Public Accountant (CPA)
> Certified Cryptocurrency Auditor (CCA)
> Certified DAO Expert
> CFA Foundations Certification
> CFA Level II Candidate

\> Real Estate Salespersons License

A fond believer in lifelong learning, I earned my bachelor's in Economics & Accounting from UC Santa Barbara and have strengthened my knowledge of Web3 by completing UC Berkeley's executive education certificate program in Blockchain & Cryptocurrencies: Technologies, Strategic Applications & Emerging Trends.

If interested in networking or in need of consulting services, please contact me directly via LinkedIn.

_____

Experience

GigaStar
Director of Finance
April 2024 - Present (1 year 3 months)
Hollywood, California

CryptoCFOs
Member
January 2024 - Present (1 year 6 months)

Wall Street Blockchain Alliance
Member
July 2023 - Present (2 years)

Gate US
1 year 3 months

Head of Finance and Accounting
October 2023 - March 2024 (6 months)

Financial Controller
January 2023 - October 2023 (10 months)

Web3CFO.club
Member
January 2023 - December 2023 (1 year)

Juniper Trust Company

VP of Financial Operations & Founding Member
April 2022 - October 2022 (7 months)
Santa Fe, New Mexico, United States

iTrustCapital
10 months

Director of Finance & Liquidity
December 2021 - April 2022 (5 months)
Irvine, California, United States

BSA Officer
November 2021 - April 2022 (6 months)
Long Beach, California, United States

Operations Compliance Manager
July 2021 - November 2021 (5 months)
Long Beach, California, United States

Franklin Templeton
Portfolio Compliance Analyst
October 2018 - June 2021 (2 years 9 months)
Sacramento, California Area

Multi-Asset Solutions Group

State Street
Client Service Operations Specialist, Associate II
September 2016 - January 2018 (1 year 5 months)
Sacramento, California Area

Global Client Ops

EMEA International Funds Group

UCSB Investment Advisory Committee (IAC)
Macroeconomics Analyst
August 2015 - June 2016 (11 months)
Santa Barbara, California Area

- Conducted research and analysis on current domestic and international
macroeconomics trends
- Responsible for presenting weekly reports to the committee that impacted
buying and selling opportunities and examined broader risk exposure to
portfolio assets

*University assets under management: $90,000+ [2016]

Chase
Teller
July 2015 - May 2016 (11 months)

- Greeted Bank Patrons, handled transactions, explained services and answered questions about bank policies
- Handled patron's deposits, withdrawals, and credit card and loan payments
- Trained and acted in compliance with federal consumer banking regulations including, Fair Debt
Collection Practices Act, Fair Credit Reporting Act, Home Mortgage Disclosure Act, Equal Credit
Opportunity Act, and Truth in Lending Act

EY
Assurance Intern
June 2014 - August 2014 (3 months)
San Diego, California

- External auditing of financial statements of both public and private companies
- Operating in accordance to SOX
- Collaborated with dynamic teams to provide exceptional client service through testing internal controls, performing substantive audit procedures in accordance to GAAS and safeguarding confidential client information

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Education

University of California, Santa Barbara
Bachelors, Economics and Accounting · (2013 - 2016)

UC Santa Barbara
Certificate, Strategic Business Program | UCSB Extension | Dept. of Economics · (2015 - 2016)

University of California, Berkeley, Haas School of Business
Certificate, Blockchain & Cryptocurrencies: Technologies, Strategic Applications & Emerging Trends, Executive Education · (2022)

University of California, Santa Barbara
Certificate, Sport Management Program | Dept. of Exercise & Sport Studies · (2013 - 2015)

Folsom Lake College

Associate of Science - AS, Business Administration | Highest
Honors · (2016 - 2017)